Exhibit 5.1

Voting Trust Agreement

THIS VOTING TRUST AGREEMENT entered into this [day] day of [month and year], by and among RAD Technologies, Inc., a Delaware corporation (the “Company”), Jeremy Barnett (“Barnett”), and Bradley Silver (“Silver,” and together with Barnett, the “Founders”).

WHEREAS, the Founders are the principal officers of the Company, with Barnett serving as Chief Executive Officer and Silver serving as President, and each serves or will serve as a member of the Company’s Board of Directors., and

WHEREAS, the Founders desire to coordinate their voting rights and governance powers for the benefit of the Company and its stockholders, and

WHEREAS, the Founders’ respective Executive Employment Agreements with the Company dated December 1, 2025 (the “Employment Agreements”) provide that all material corporate or strategic actions require unanimous approval of the Founders and that their equity interests are to be voted jointly and unanimously.

WHEREAS, the parties desire to implement a binding governance structure to ensure aligned decision-making, prevent unilateral action by either Founder, and establish a deadlock-breaking mechanism for limited circumstances.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and intending to be legally bound, the parties agree as follows:

1. DEFINITIONS

(a) “Board”. Means the Board of Directors of the Company.

(b) “Founders” Means Barnett and Silver, individually and collectively.

(c) “Material Decision” Has the meaning assigned in Section 7(c)(v) of the Founders’ Employment Agreements, including, without limitation: (i) issuance, sale, transfer, or redemption of equity or debt securities; (ii) approval or material deviation from the annual budget; (iii) incurrence of indebtedness or guarantees exceeding $100,000; (iv) entry into, amendment, or termination of contracts or transactions exceeding $100,000; (v) hiring or termination of senior officers; (vi) mergers, acquisitions, reorganizations, or asset dispositions; (vii) adoption or amendment of equity plans; (viii) declaration or payment of dividends; and (ix) any other action materially affecting the Company’s business, governance, finances, or strategic direction.

(d) “Unanimous Written Agreement” Means a written instrument (including through email, Slack, DocuSign, or other verifiable electronic means) executed or affirmatively acknowledged by both Founders.

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2. PURPOSE AND EFFECT OF AGREEMENT

(a) Unified Governance Structure. The Founders agree to act jointly and unanimously in their capacities as, Shareholders, Directors, and Officers (CEO and President), and to exercise all voting and decision-making authority only in accordance with this Agreement.

(b) Supremacy Over Other Internal Documents. To the extent permitted by Delaware law, this Agreement governs in any conflict between the Company’s Bylaws, any shareholder voting rights, Board-level voting procedures, or officer-level authority allocations, unless another document expressly states that this Agreement is superseded.

3. JOINT AND UNANIMOUS VOTING OF SHARES

(a) Shares Must Be Voted Together. Each Founder hereby irrevocably agrees that neither may vote, consent, or act with respect to any shares of the Company held directly or indirectly by such Founder except pursuant to a Unanimous Written Agreement.

(b) No Independent Voting Authority. Any attempt by a Founder to vote or give consent independently is automatically null and void.

(c) Neither Founder may grant any proxy other than to the other Founder, and only pursuant to a Unanimous Written Agreement.

4. BOARD-LEVEL DECISION MAKING

(a) Joint Board Voting Obligation. The Founders agree that all votes, consents, or approvals made by either Founder in his capacity as a Director of the Company shall be made only pursuant to a Unanimous Written Agreement.

(b) Independent Action Void. Any unilateral vote or action taken by either Founder as a director without unanimous written approval is void ab initio and of no force or effect.

5. OFFICER-LEVEL DECISION MAKING

(a) Material Decisions Require Unanimous Consent. No Founder acting as an officer of the Company may unilaterally approve, enter into, or cause the Company to take any action constituting a Material Decision absent a Unanimous Written Agreement.

(b) Day-to-Day Operations. Nothing herein prohibits the CEO and President from exercising ordinary-course, non-material operational authority consistent with past practice and established responsibilities, provided such actions do not constitute Material Decisions.

6. DEADLOCK AND TIE-BREAKING

(a) Good-Faith Consultation Required. If the Founders disagree on a Material Decision, they shall first consult in good faith for a reasonable period to resolve the matter.

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(b) Temporary Independent Director If the Founders remain deadlocked, they shall jointly appoint a temporary independent director (the “Independent Director”) solely for purposes of reviewing the disputed Material Decision, and casting a single, final, binding vote on that issue.

(c) Scope and Authority. The Independent Director shall have no ongoing rights or responsibilities beyond the specific deadlocked issue; shall have full authority to cast a decisive vote; shall cause the Board action or Company action to be executed accordingly.

(d) Decision is Final. The Independent Director’s determination is final, binding, and not subject to appeal by either Founder or the Company.

(e) Failure to Agree on an Independent Director. If the Founders cannot agree on an Independent Director within ten (10) days either Founder may petition the Delaware Court of Chancery for appointment of a neutral independent director solely to resolve the deadlock.

7. LIMITATIONS, PROHIBITIONS, AND VOID ACTIONS

(a) Prohibition on Unilateral Authority. Neither Founder may: vote shares, execute written consents, approve Board resolutions, bind the Company contractually in a Material Decision, or alter his own or the other Founder’s authority, compensation, or employment status without Unanimous Written Agreement.

(b) Void Actions Any such unilateral action is void, unenforceable, and not binding on the Company.

(c) Company Not Permitted to Recognize Unauthorized Actions. The Company shall not honor, implement, or record any action taken by a Founder in violation of this Agreement.

8. TERM AND TERMINATION

(a) Duration. This Agreement remains in full force and effect as long as both Founders are officers and directors of the Company.

(b) Automatic Termination Events. This Agreement terminates automatically upon the earliest to occur of (i) either Founder ceasing to be both an officer and a director of the Company; (ii) unanimous written agreement of both Founders; (iii) dissolution or liquidation of the Company.

(c) Continuing Effect. Sections regarding validity of actions, dispute resolution, indemnification, and confidentiality survive termination as needed to enforce prior decisions.

9. AMENDMENTS. No amendment, modification, or waiver of this Agreement is valid unless in writing, signed by both Founders, and acknowledged by the Company.

10. MISCELLANEOUS

(a) Governing Law. This Agreement is governed by the laws of the State of Delaware, without regard to conflicts of law.

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(b) Specific Performance The parties acknowledge that breach would cause irreparable harm. Accordingly, injunctive relief and specific performance are appropriate remedies.

(c) Assignment. No Founder may assign rights or obligations hereunder except with prior unanimous written approval.

(d) Entire Agreement. This Agreement, together with the Founders’ respective Employment Agreements, constitutes the full and final understanding of the parties regarding joint governance.

IN WITNESS WHEREOF, we have made and subscribed this Agreement, this 9th day of December, 2025.

RAD Technologies, Inc.

By
Jeremy Barnett, CEO

By
Bradley Silver, President

Jeremy Barnett	Bradley Silver

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